MERIDIAN FUND, INC.® Meridian Equity Income Fund® Meridian Growth Fund® Meridian Value Fund® (each, a “Fund” and, collectively, the “Funds”) Supplement dated May 31, 2013 to the Prospectus and Statement of Additional Information dated November 1, 2012 On May 15, 2013, Aster Investment Management Co., Inc., the investment adviser to the Funds (the “InvestmentAdviser”), entered into an agreement to sell substantially all of the Investment Adviser’s assets to ArrowpointAIM LLC, a wholly-owned subsidiary of Arrowpoint Asset Management, LLC (“Arrowpoint”). The transaction( the “Transaction”) is subject to certain approvals and other conditions to closing, including, as described below, approval of a new investment advisory agreement by the Funds’ Board of Directors (the “Board”) and the shareholders of each Fund. The Transaction is currently expected to close in the third quarter of 2013. Under the Investment Company Act of 1940, the closing of the Transaction will cause each Fund’s current investment advisory agreement with the Investment Adviser to terminate. In connection with the Transaction, the Board will be asked to consider and approve an investment advisory agreement with Arrowpoint relating to each Fund. If approved by the Board, the investment advisory agreement with Arrowpoint will be submitted to the shareholders of each Fund for their approval. Shareholders should retain this Supplement for future reference.